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UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42004 |


05036695

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　CURREN & COMPANY

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
|---|

__4400 MACARTHUR BLVD., SUITE 970__
　　　　　　　　　　　(No. and Street)

__NEWPORT BEACH__　　　　　__CALIFORNIA__　　　　　__92660__
　　　(City)　　　　　　　　　　　(State)　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__BILL F. CURREN__　　　　　　　　　　　　　　　　　__949/476-3230__
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION__
　　　　　　　　　(Name – *if individual, state last, first, middle name*)

__6700 E. PACIFIC COAST HWY., #255__　　__LONG BEACH__　　__CA__　__90803__
　　　(Address)　　　　　　　　　　　(City)　　　　　　　(State)　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED
FEB 1 8 2005
WASH. D.C.
185

| **FOR OFFICIAL USE ONLY** |
|---|
| |

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*


SO
3/1/05



# OATH OR AFFIRMATION

I, _____ BILL F. CURREN _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ CURREN & COMPANY _____ , as

of _____ DECEMBER 31, _____ , 20 04 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

BILL F. CURREN Signature

PRESIDENT
Title

_____ Georgia F. Shaw _____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

# Goodrich, Goodyear & Hinds
*An Accountancy Corporation*

<u>INDEPENDENT AUDITORS' REPORT</u>

The Board of Directors
Curren & Company
Newport Beach, California


We have audited the accompanying statement of financial condition of Curren & Company as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curren & Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Long Beach, California
January 28, 2005

## CURREN & COMPANY
## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2004

### ASSETS

| | |
|---|---:|
| Cash in bank | $ 710 |
| Deposit - Clearing agent | 77,403 |
| Receivable - Clearing agent | 16,973 |
| Marketable securities | 260,113 |
| Other receivable - Employees | 9,326 |
| Prepaid income taxes | 1,335 |
| Property and equipment, net | 396 |
| Other assets | 8,582 |
| Total assets | $ 374,838 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

| | | |
|---|---:|---:|
| Accounts payable and accrued expenses | | $ 4,614 |
| Payables to broker/dealer - | | |
| Clearance account | | 127,056 |
| Income taxes payable | | 5,471 |
| Total liabilities | | 137,141 |

Stockholders' equity:

| | | |
|---|---:|---:|
| Common stock without par value; authorized, issued and outstanding, 100 shares | $ 54,758 | |
| Retained earnings | 182,939 | |
| Total stockholders' equity | | 237,697 |
| Total liabilities and stockholders' equity | | $ 374,838 |

The accompanying notes are an integral part of these financial statements.

## CURREN & COMPANY
## STATEMENT OF INCOME

### YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---:|---:|
| Revenues: | | |
| Commissions | | $ 670,459 |
| Interest | | 39,281 |
| Realized and unrealized gains and losses | | 40,121 |
| Other | | 14,871 |
| Total revenues | | 764,732 |
| | | |
| Expenses: | | |
| Employee compensation and benefits | $ 477,920 | |
| Rent | 89,317 | |
| Floor brokerage, exchange clearance | | |
| and regulatory fees | 67,346 | |
| Outside services | 6,583 | |
| Office expenses | 42,532 | |
| Telephone | 7,875 | |
| Professional fees | 10,250 | |
| Interest | 2,628 | |
| Depreciation | 197 | |
| Other expenses | 3,254 | |
| Total expenses | | 707,902 |
| | | |
| Income before income taxes | | 56,830 |
| | | |
| Income taxes: | | |
| Current | 7,985 | |
| Deferred | (86) | |
| Total income taxes | | 7,899 |
| | | |
| Net income | | $ 48,931 |

The accompanying notes are an integral part of these financial statements.

**CURREN & COMPANY**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

|  | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance at December 31, 2003 | $ 54,758 | 134,008 | 188,766 |
| Net income for the year ended December 31, 2004 | - | 48,931 | 48,931 |
| Balance at December 31, 2004 | $ 54,758 | 182,939 | 237,697 |

The accompanying notes are an integral part of these financial statements.

**CURREN & COMPANY**
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---:|---:|
| Cash flows from operating activities: | | |
| Net income | | $ 48,931 |
| Adjustments to reconcile net income to net cash provided from operating activities: | | |
| Unrealized and realized gains and losses | $ (40,121) | |
| Depreciation | 197 | |
| Increase in clearing deposits | (1,887) | |
| Increase in receivables – Clearing agent | (2,412) | |
| Increase in other receivables | (2,124) | |
| Increase in accounts payable and accrued expenses | 102,121 | |
| Increase in income taxes payable | 2,249 | |
| Change in deferred taxes | (86) | |
| Decrease in prepaid taxes | 1,725 | |
| Total adjustments | | 59,662 |
| Net cash flows provided by operating activities | | 108,593 |
| Cash flows from investing activities: | | |
| Proceeds from sales of securities | 1,091,360 | |
| Net purchases - Marketable securities | (1,228,060) | |
| Net cash flows used for investing activities | | (136,700) |
| Cash flows from financial activities | | - |
| Net decrease in cash | | (28,107) |
| Cash at beginning of year | | 28,817 |
| Cash at end of year | | $ 710 |

SUPPLEMENTAL CASH INFORMATION

| | |
|---|---:|
| Cash payments for taxes | $ 6,965 |
| Cash payments for interest | $ 10,250 |

The accompanying notes are an integral part of these financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Newport Beach, California. The Company is subject to a minimum net capital requirement of $50,000 under SEC Rule 15c3-1 and operates pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through a clearing agent.

### Method of Accounting

The Company maintains its books and records on the accrual basis of accounting. Security transactions and related commissions are recorded on the trade-date basis.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

### SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

## (2) PROPERTY AND EQUIPMENT

Furniture and computer equipment are stated at cost. Depreciation is provided by the straight-line method over estimated useful lives of seven and five years, respectively. At December 31, 2004, the financial statement memorandum account for fixed assets consisted of the following:

| | |
|---|---:|
| Equipment | $ 29,306 |
| Computers | 19,816 |
| Total | 49,122 |
| Accumulated depreciation | (48,726) |
| Net book value | $ 396 |

## (3)  COMMITMENTS AND CONTINGENCIES

The Company leases office space and signed a lease agreement in June 2001 expiring June 2006.  The lease is in the name of the Company's president with lease payments to be made by the Company.  The following is a schedule of the annual lease (rent) payments due, which are subject to an increase based on the building's operating expense allowance.

| Year Ended December 31 | Amount |
|---|---|
| 2005 | $  87,075 |
| 2006 | 51,393 |
| Total commitments | $ 138,468 |

## (4)  PROFIT-SHARING PLAN

The Company adopted a profit-sharing plan on December 27, 1997, covering all employees after the completion of one-year eligibility service.  No contributions were made during 2004.

## (5)  INCOME TAXES

The Company has adopted Statement of Financial Standards No. 109 ("SFAS 109"), Accounting for Income Taxes.  SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in law or rates

## (6)  SECURITIES OWNED AT MARKET VALUE

The Company holds securities available for sale which are stated at fair market value as of December 31, 2004.  These securities are listed on national exchanges and the fair value is determined based on published market prices.

(7)   NET CAPITAL

The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.   Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2004, the net capital was $142,710 which exceeded the required minimum capital by $92,710.   The aggregate indebtedness to net capital ratio was .96 to 1.

| | | |
|---|---:|---:|
| Total ownership equity | | $ 237,697 |
| | | |
| Less non-allowable assets: | | |
| Property and equipment, net | $ 396 | |
| Prepaid taxes | 1,335 | |
| Receivables - Employees | 9,326 | |
| Deposits - Other assets | 8,582 | (19,639) |
| | | |
| Net capital before haircuts | | 218,058 |
| | | |
| Haircuts: | | |
| Marketable securities | 39,017 | |
| Undue concentration | 36,331 | (75,348) |
| | | |
| Net capital | | $ 142,710 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---:|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 9,142 |
| | |
| Minimum dollar net capital required | $ 50,000 |
| | |
| Net capital requirement (greater of above two figures) | $ 50,000 |
| | |
| Excess net capital | $ 92,710 |

## COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | |
|---|---:|
| Total aggregate indebtedness | $ 137,141 |
| | |
| Ratio of aggregate indebtedness to net capital | .96 to 1 |
| | |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | N/A |

# Goodrich, Goodyear & Hinds
*An Accountancy Corporation*

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Curren & Company
Newport Beach, California

        In planning and performing our audit of the financial statements
and supplemental schedules of Curren & Company for the year ended December
31, 2004, we have considered its internal control structure in order to
determine our auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide assurance on the
internal control structure.

        Also, as required by Rule 17a-5(g)(1) of the Securities Exchange
Commission (SEC), we have made a study of the practices and procedures
followed by the Company, including tests of such practices and procedures,
that we considered relevant to the objectives stated in Rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital
under Rule 17a-3(a)(11) and for determining compliance with the exemptive
provisions of Rule 15c3-3.  Because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making   quarterly   securities   examinations,   counts,
   verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for
   securities under Section 8 of Federal Reserve Regulation
   T of the Board of Governors of the Federal Reserve
   System

        The management of the Company is responsible for establishing and
maintaining a system of internal accounting control and the practices and
procedures referred to in the preceding paragraph.  In fulfilling this
responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of control procedures and
of the practices and procedures referred to in the preceding paragraph,
and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives.  Two of the objectives of an
internal control structure and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for
which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are executed in
accordance with management's authorization and recorded properly to permit
the preparation of financial statements in accordance with generally
accepted accounting principles.  Rule 17a-5(g) lists additional objectives
of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

*Goodrich, Goodgear & Hinds*

Long Beach, California
January 28, 2005